Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
PhaseBio Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-227935 and No. 333-230504) on Form S-8 and in the registration statement (No. 333-235735) on Form S-3 of PhaseBio Pharmaceuticals, Inc. of our report dated March 30, 2020, with respect to the balance sheets of PhaseBio Pharmaceuticals, Inc. as of December 31, 2019 and 2018, the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of PhaseBio Pharmaceuticals, Inc. Our report refers to a change in the accounting for leases in the year ended December 31, 2019.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 30, 2020